VIA EDGAR

November 13, 2009

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Gran Tierra Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-34018

Dear Mr. Hiller:

On behalf of Gran Tierra Energy Inc. (“Gran Tierra” or the “Company”) we are responding to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 22, 2009, with respect to Gran Tierra’s Form 10-K listed above (the “Comment”).  The Comment has been replicated in italics below for the Staff’s convenience.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 6 – Share Capital, page 98

1.           We note your response to prior comment 3 regarding your accounting for the modification of the terms of the warrants issued in your 2006 offering and understand that you believe that the contractual value of $8.6 million in liquidation damages is a more reliable measure of fair value compared to the fair value of the modification determined by using the Black Scholes. However, we note that this view is not consistent with your policy of using the Black Scholes model to reliably measure the fair value of other equity instruments, such as your stock options and other warrants, nor is it consistent with having relied upon this model in determining the extent of modifications that would be made to the warrants; the difficulty rests on the measure of volatility you have used in the model. Therefore, we are not convinced that the contractual amount is a more reliable measure of the fair value conveyed as a result of the modification of the warrants and we would therefore expect that the determination of this value be performed consistent with paragraph 51 of SFAS 123R. Although we understand that you used the 25% volatility factor in determining the warrant modifications that would be made to satisfy the $8.6 million in liquidation damages based on your correspondence with certain warrant holders, this factor is inconsistent with the historical volatility you used to compute the value of your other share based payments. If you believe some other measure of volatility would be appropriate in the modification, you will need to show how your estimate complies with the guidance in paragraphs A31 through A34 of SFAS 123R, and is not inconsistent with the approach taken in determining the historical volatility utilized in valuing your other share based payments.

Gran Tierra’s Response:

Background

Gran Tierra sold an aggregate of 50,000,000 units of Gran Tierra’s securities at a price of $1.50 per unit in a private offering for gross proceeds of $75 million, pursuant to three separate Securities Purchase Agreements, dated June 20, 2006, and one Securities Purchase Agreement, dated June 30, 2006 (collectively, the “2006 Offering”).  Each unit comprised one share of Gran Tierra’s common stock and one warrant to purchase one-half of a share of Gran Tierra’s common stock at an exercise price of $1.75 for a period of five years, resulting in the issuance of 50,000,000 shares of Gran Tierra’s common stock and warrants to purchase 25,000,000 shares of Gran Tierra’s common stock.  In connection with the issuance of these securities, Gran Tierra entered into four separate registration rights agreements (the “Registration Rights Agreements”) with the investors (“2006 Investors”) pursuant to which Gran Tierra agreed to register for resale the shares (and shares issuable pursuant to the warrants) issued to the investors in the offering by November 17, 2006 (the “Mandatory Effective Date”).  The registration statement filed on December 7, 2006, as amended, was declared effective by the Commission on May 14, 2007.

Terms of the Registrations Rights Agreements

The Registration Rights Agreements provided that Gran Tierra was required to pay liquidated damages to the 2006 Investors if the resale registration statement was not declared effective by the Mandatory Effective Date.  The liquidated damages provisions in the Registration Rights Agreements provided that the amount of damages would be calculated daily from the Mandatory Effective Date until the effective date of the registration statement and would be based on the gross proceeds of $75,000,000.  The rate of liquidated damages began at 1% per month with the applicable percentage escalating at various times.  The maximum amount of liquidated damages payable under the Registration Rights Agreements was 25% of the gross proceeds, or $18,750,000.  Payment of the liquidated damages to each investor was either, at the investor's option, in cash or additional shares of common stock of Gran Tierra.

The Registration Rights Agreements provided that they could be amended or any term or provision contained therein waived with the written consent of the holders of a majority of the then outstanding registrable shares (as defined in each of the Registration Rights Agreements) and Gran Tierra.  The amendment or waiver would be effective against all signatories of the Registration Rights Agreements provided that such amendment or waiver was not materially and disproportionately adverse to any particular 2006 Investor (as compared to all 2006 Investors, under the particular Registration Rights Agreement, as a group).

Gran Tierra’s Decision to Seek an Amendment or Waiver under the Registration Rights Agreements

By May 14, 2009, the date the registration statement was declared effective by the Commission, Gran Tierra had accrued liquidated damages in the amount of $8.6 million in its financial statements, recording such amount as a current liability for liquidated damages payable and an associated expense in the income statement.  The liquidated damages obligation became due and payable under the terms of the Registration Rights Agreement, in cash, on May 19, 2007.

The Board of Directors determined that Gran Tierra would not have adequate cash to pay the $8.6 million liquidated damages obligation and also complete its 2007 capital expenditure program unless Gran Tierra sold some of the Company’s assets, borrowed money under its line of credit with Standard Bank or obtained a waiver under the Registration Rights Agreement from the 2006 Investors.  The Board authorized management to approach the 2006 Investors to seek either an amendment of, or waiver under, the Registration Rights Agreements whereby the 2006 Investors would waive their rights to the payment of liquidated damages.  Management reached out to several hedge funds (the “Representative Holders”) which funds constituted part of the 2006 Investors to discuss whether a waiver was a viable option.

Discussions with Representative Holders

For approximately two weeks, management discussed with the Representative Holders the terms upon which such Representative Holders believed would be acceptable to the 2006 Investors to waive the cash payment owed for liquidated damages under the Registration Rights Agreements.  The discussions centered upon modifying the terms of the outstanding warrants held by the 2006 Investors.  During the course of the discussions, one of the Representative Holders (the “Lead Holder”) required that, for purposes of determining the nature of the modifications to the warrants, a Black-Scholes warrant pricing model, based on a 25% volatility rate, be used when determining the fair value of the warrants as proposed to be amended. The Lead Holder held approximately 13% of the units issued in the 2006 Offering and the Representative Holders held approximately 28% of the units issued in the 2006 Offering.

Waiver and Consent Solicitation

After the discussions with the Representative Holders, Gran Tierra sought the consents from the 2006 Investors to:

1.           Waive the payment of all liquidated damages, together with any interest and penalties related thereto, owed by Gran Tierra under Section 2(d) of the Registration Rights Agreements to the 2006 Investors as a result of its failure to have the registration statement declared effective by the Commission by November 17, 2006;

2.           Waive the breach of Section 2(e) of the Registration Rights Agreements which existed as a result of the Commission declaring effective on February 14, 2007 another registration statement previously filed by Gran Tierra for shares of common stock acquired by certain of Gran Tierra’s shareholders in a previous offering; and

3.           Amend the warrants to reduce the exercise price to $1.05 per share and extend the expiry date of each warrant for one year from the original expiry date.

Results of the Waiver and Consent Solicitation

On June 27, 2007, the Company received waivers and consents from the 2006 Investors holding 64.9% of the then outstanding registrable shares, as defined under the Registration Rights Agreements.

Analysis

Gran Tierra’s policy is to use the Black Scholes model, with a volatility rate based on the historical volatility of the Company’s stock, to measure the fair value of Gran Tierra’s equity instruments, including warrants and options. The policy is consistent with paragraph 51 of SFAS 123R and complies with the guidance in paragraphs A31 through A34 of SFAS 123R.  We believe this approach represents the best method available to Gran Tierra for measuring fair value of our equity instruments and we will continue to apply it consistently except in rare circumstances where the Company has a more reliable and contractually based and clearly evident measure of fair value.

The Representative Holders (and ultimately a majority of the then outstanding registrable shares under the Registration Rights Agreements through the waiver and consent process) agreed that the fair value of the negotiated modification of the terms of the warrants was equivalent to the $8.6 million fair value of the contractual obligation to pay liquidated damages.  The Representative Holders advised the Company that a 25% volatility rate was more appropriate than Gran Tierra’s historical volatility when valuing the modification of the terms of the warrants.

The fair value of the modification of the terms of the warrants determined using a Black Scholes model with a 100% volatility rate (based on Gran Tierra’s historical volatility) was $4.3 million which would result in recording a gain of $4.3 million on settlement of the $8.6 million liability for liquidated damages.

We believe the $8.6 million fair value of the contractual liability represents the most reliable measure of the fair value of the modification of the terms of the warrants. We do not believe it would be appropriate to record a gain on settlement of the liability as the 2006 Investors and Gran Tierra had agreed that the fair value of the modification of the terms of the warrants was equivalent to $8.6 million.

1.	FASB Technical Bulletin No. 80-1, paragraph 4.

We believe that the Black Scholes model is the appropriate model for determination of fair value of the equity instruments the Company issues except in this rare circumstance where we have a more reliable and contractually based measure of fair value. The exception to this rule is the circumstance where there is a more reliable and contractually based measure of fair value.  We believe this is consistent with FASB Technical Bulletin No. 80-1, paragraph 4 which provides:

The reacquisition price of the extinguished debt is to be determined by the value of the common or preferred stock issued or the value of the debt – whichever is more clearly evident.

Based on the discussions that Gran Tierra had with the Representative Holders, it was clear that they believed that they were receiving equivalent fair value of $8.6 million as a result of the modifications to the warrants and that there was no element of forgiveness of any part of the accrued liquidated damages owing to the 2006 Investors.  Consequently, we believe that we have a more reliable and contractually based measure of fair value than a value determined using the Black Scholes model, and therefore this case is one of the rare circumstances in which the use of the contractually based measure of fair value is more appropriate than using the Black Scholes model.

2.	SFAS 123R, paragraph 51; Accounting Principles Board Bulletin 26, “Early Extinguishment of Debt” (APB 26) Footnote 1.

Gran Tierra calculated the fair value of the modifications to the warrants determined in accordance with the guidance in paragraph 51 of SFAS 123R, using the Black-Scholes option pricing model with a volatility rate of 100% (which is similar to the volatility rate Gran Tierra used for determining the fair value of stock options granted in 2007 and is based on the historical volatility of Gran Tierra’s stock).  The fair value calculation using this methodology equaled $4.3 million compared to the actual fair value of the liability accrued for the liquidated damages of $8.6 million.  We believe the contractually payable liability of $8.6 million is more clearly evident and a more reliable measure of the fair value of the modifications to the warrants as this amount is contractually supported by the Registration Rights Agreements.  The Black-Scholes model is an estimate of fair value based on assumptions, which is the appropriate model to use if it is the best estimate of fair value; however, we know the fair value of the liability being settled in this instance.  By analogy, this is consistent with paragraph 7 of SFAS 123R, which applies to transactions with non-employees, and provides:

If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued. A share-based payment transaction with employees shall be measured based on the fair value (or in certain situations specified in this Statement, a calculated value or intrinsic value) of the equity instruments issued.

However, we recognize the Staff’s concern that this measurement approach is inconsistent with the approach we use to reliably measure the fair value of our other equity instruments, which is in accordance with SFAS 123R paragraph 51 and the guidance in paragraphs A31 through A34.

As noted above, the fair value of the modifications to the warrants determined in accordance with the basis used to value our other equity instruments was approximately $4.3 million, which would result in a gain of approximately $4.3 million on settlement of the $8.6 million liability for liquidated damages.  However, we believe the gain would be recorded in a manner consistent with our current accounting for this transaction.

In this regard, we note that APB 26, Footnote 1 supports accounting for this transaction as capital in nature.

If upon extinguishment of debt, the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges should be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions.

The 2006 Investors comprised over 10% (i.e., 50 million shares of the approximately 94.5 million outstanding shares at the time) of the outstanding shareholdings of the Company at the time of the modification of the terms of the warrants and did not provide any additional services to Gran Tierra.  Consistent with the definition in SFAS 57, Related Party Disclosures, the 2006 Investors as a group (since the Registration Rights Agreements provided that decisions would be made by a majority of the then outstanding registrable shares) would be considered a related party.  As such, the difference between the liability accrued for liquidated damages and the fair value of the warrant modification as determined in accordance with paragraph 51 of SFAS 123R would be reflective of a capital transaction with the difference recorded to equity.  The gain on settlement of this liability of approximately $4.3 million would be recorded to equity based on the guidance in APB 26, footnote 1 noted above.  Further, the guidance in APB 26 footnote 1 is not prescriptive as to where the charge to equity should be recorded.  Therefore, considering the economic substance of the transaction, which specifically relates to the modification of the terms of the warrants, we believe the difference is appropriately recorded to “Warrants” as part of our shareholders’ equity.

In conclusion, Gran Tierra believes that we have accounted for the transaction appropriately, however, upon further reflection our disclosure of the transaction and the accounting for the transaction should be clarified in future filings.

* * * *

In addition, Gran Tierra Energy Inc. acknowledges:

•	Gran Tierra is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gran Tierra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (403) 265-3221, ext. 230, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Gran Tierra Energy Inc.

By:	/s/ Martin Eden
Martin Eden
Chief Financial Officer

cc:	Dana Coffield – Chief Executive Officer and President
Nancy H. Wojtas, Esq.